--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                       ABT BUILDING PRODUCTS CORPORATION
                           (Name of Subject Company)
                            ------------------------

                           STRIPER ACQUISITION, INC.

                         LOUISIANA-PACIFIC CORPORATION
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                            ------------------------

                                   000782102
                     (CUSIP Number of Class of Securities)

                              GARY WILKERSON, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                         LOUISIANA-PACIFIC CORPORATION
                             111 S.W. FIFTH AVENUE
                             PORTLAND, OREGON 97204
                                 (503) 221-0800

            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)
                            ------------------------

                                   COPIES TO:
                            ROBERT A. PROFUSEK, ESQ.
                              MARK E. BETZEN, ESQ.
                           JONES, DAY, REAVIS & POGUE
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212 326-3939
                            ------------------------

                           CALCULATION OF FILING FEE

                    TRANSACTION VALUATION*                                           AMOUNT OF FILING FEE**
                         $197,948,775                                                        $39,590

* Estimated for purposes of calculating the filing fee only. Such amount was derived by multiplying $15.00, the amount offered for each share of common stock, par value $0.01 per share (the "Shares"), of ABT Building Products Corporation, by the sum of (i) 10,674,160 representing all of the Shares that were issued and outstanding as of January 14, 1999 and (ii) 2,522,425, representing all of the Shares reserved for issuance upon the exercise of all outstanding options to purchase Shares that were outstanding as of January 14, 1999.

**  1/50th of 1% of the value of the transaction.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:    NOT APPLICABLE   FILING PARTY:  NOT APPLICABLE
FORM OR REGISTRATION NO.:  NOT APPLICABLE   DATE FILED:    NOT APPLICABLE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     14D-1

      CUSIP NO. 000782102


1.         NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
           Striper Acquisition, Inc.
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                                             (a) / /
                                                                                             (b) /X/
3.         SEC USE ONLY

4.         SOURCES OF FUNDS
           AF (See Item 4 below)
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS            / /
           2(e) OR 2(f)

6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

7.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,952,554
8.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES                  / /

9.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           46.4%

10.        TYPE OF REPORTING PERSON
           CO

                                     14D-1

      CUSIP NO. 000782102


1.         NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
           Louisiana-Pacific Corporation
           93-0609074
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                                             (a) / /
                                                                                             (b) /X/
3.         SEC USE ONLY

4.         SOURCES OF FUNDS
           WC, BK (See Item 4 below)
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS            / /
           2(e) OR 2(f)

6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

7.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,952,554
8.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES                  / /

9.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           46.4%

10.        TYPE OF REPORTING PERSON
           CO

    This Tender Offer Statement on Schedule 14D-1 is filed by Louisiana-Pacific Corporation, a Delaware corporation ("Parent"), and Striper Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of ABT Building Products Corporation, a Delaware corporation ("Company"), at a purchase price of $15.00 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated January 25, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal and any amendments or supplements thereto, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively (which collectively constitute the "Offer").

    This Tender Offer Statement on Schedule 14D-1 also constitutes a Statement on Schedule 13D with respect to the acquisition by Parent and Purchaser of beneficial ownership of certain Shares pursuant to the Stockholder Agreement described in the Offer to Purchase. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1.  SECURITY AND SUBJECT COMPANY

    (a) The name of the subject company is ABT Building Products Corporation, a Delaware corporation. The address of its principal executive offices is One Neenah Center, Neenah, Wisconsin 54956. The telephone number of Company at such location is (920) 751-8611.

    (b) The information set forth on the cover page and under "Introduction" in the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in Section 6 ("Price Range of the Shares; Dividends on the Shares") of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND

    (a)-(d),(g) This Statement is filed by Purchaser and Parent. The information set forth on the cover page, under "Introduction," in Section 9 ("Certain Information Concerning Purchaser and Parent") and in Schedule I of the Offer to Purchase is incorporated herein by reference.

    (e)-(f) None of Purchaser, Parent or, to the knowledge of Purchaser and Parent, any of the persons listed in Schedule I to the Offer to Purchase has during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, OR NEGOTIATIONS WITH THE SUBJECT COMPANY

    (a)-(b) The information set forth under "Introduction" and in Sections 8 ("Certain Information Concerning Company"), 9 ("Certain Information Concerning Purchaser and Parent"), 11 ("Background of the Offer") and 12 ("Purpose of the Offer and the Merger; Plans for Company; the Merger Agreement; the Stockholder Agreement; Other Matters") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    (a)-(b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

    (c)  Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

    (a)-(e) The information set forth under "Introduction" and in Section 12 ("Purpose of the Offer and the Merger; Plans for Company; the Merger Agreement; the Stockholder Agreement; Other Matters") of the Offer to Purchase is incorporated herein by reference.

    (f)-(g) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares, NASDAQ Quotation and Exchange Act Registration and Margin Securities") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

    (a)-(b) The information set forth on the cover page and under "Introduction" and in Sections 9 ("Certain Information Concerning Purchaser and Parent") and 12 ("Purpose of the Offer and the Merger; Plans for Company; the Merger Agreement; the Stockholder Agreement; Other Matters") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

    The information set forth under "Introduction" and in Sections 9 ("Certain Information Concerning Purchaser and Parent") and 12 ("Purpose of the Offer and the Merger; Plans for Company; the Merger Agreement; the Stockholder Agreement; Other Matters") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    The information set forth under "Introduction" and in Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS

    The information set forth in Section 9 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION

    (a) The information set forth under "Introduction" and in Sections 9 ("Certain Information Concerning Purchaser and Parent") and 12 ("Purpose of the Offer and the Merger; Plans for Company; the Merger Agreement; the Stockholder Agreement; Other Matters") of the Offer to Purchase is incorporated herein by reference.

    (b)-(c) The information set forth in Sections 14 ("Certain Conditions of the Offer") and 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in Section 7 ("Effect of the Offer on the Market for Shares, NASDAQ Quotation and Exchange Act Registration, and Margin Securities") of the Offer to Purchase is incorporated herein by reference.

    (e)  Not applicable.

    (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

(a)(1)     Offer to Purchase, dated January 25, 1999
(a)(2)     Letter of Transmittal
(a)(3)     Notice of Guaranteed Delivery
(a)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5)     Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and
           Other Nominees
(a)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form
           W-9
(a)(7)     Text Summary Advertisement dated January 25, 1999
(a)(8)     Text of Press Release of Parent, dated January 19, 1999

(b)(1)     Credit Agreement, dated as of January 31, 1997, among Parent, Louisiana-Pacific
           Canada Ltd., Bank of America National Trust and Savings Association and the other financial institutions party thereto (incorporated by reference to Exhibit 4.A.2 to
           Parent's Annual Report on Form 10-K for the year ended December 31, 1996)
(b)(2)     Consent and First Amendment to Credit Agreement dated as of December 31, 1997 among
           Parent, Louisiana-Pacific Canada Ltd., Louisiana-Pacific Canada Pulp Co., Bank of
           America National Trust and Savings Association and the other financial institutions party thereto
(b)(3)     Letter from Bank of America to Parent, dated January 14, 1999, and letter from
           Parent to Bank of America, dated January 13, 1999
(c)(1)     Agreement and Plan of Merger, dated January 19, 1999, among Parent, Purchaser and
           Company
(c)(2)     Stockholder Agreement, dated January 19, 1999, among Parent, Purchaser, Kohlberg
           Associates, L.P., KABT Acquisition Company, L.P. and George T. Brophy
(d)        Not applicable
(e)        Not applicable
(f)        Not applicable

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 1999         STRIPER ACQUISITION, INC.

                                By:  /s/ MARK A. SUWYN
                                     -----------------------------------------
                                     Name: Mark A. Suwyn
                                     Title: President

Dated: January 25, 1999         LOUISIANA-PACIFIC CORPORATION

                                By:  /s/ GARY C. WILKERSON
                                     -----------------------------------------
                                     Name: Gary C. Wilkerson
                                     Title: Vice President and
                                          General Counsel

                                 EXHIBIT INDEX

   EXHIBIT                                             DESCRIPTION                                               PAGE
-----------  -----------------------------------------------------------------------------------------------  -----------
    (a)(1)   Offer to Purchase, dated January 25, 1999......................................................

    (a)(2)   Letter of Transmittal..........................................................................

    (a)(3)   Notice of Guaranteed Delivery..................................................................

    (a)(4)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees...............

    (a)(5)   Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
             Nominees.......................................................................................

    (a)(6)   Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9..........

    (a)(7)   Text of Summary Advertisement dated January 25, 1999...........................................

    (a)(8)   Text of Press Release of Parent, dated January 19, 1999........................................

    (b)(1)   Credit Agreement dated as of January 31, 1997, among Parent, Louisiana-Pacific Canada Ltd.,
             Bank of America National Trust and Savings Association and the other financial institutions party thereto (incorporated by reference to Exhibit 4.A.2 to Parent's Annual Report on Form
             10-K for the year ended December 31, 1996).....................................................

    (b)(2)   Consent and First Amendment to Credit Agreement dated as of December 31, 1997 among Parent,
             Louisiana-Pacific Canada Ltd., Louisiana-Pacific Canada Pulp Co., Bank of America National
             Trust and Savings Association and the other financial institutions party thereto...............

    (b)(3)   Letter from Bank of America to Parent dated January 14, 1999, and letter from Parent to Bank of
             America dated January 13, 1999.................................................................

    (c)(1)   Agreement and Plan of Merger, dated January 19, 1999, among Parent, Purchaser and Company......

    (c)(2)   Stockholder Agreement, dated January 19, 1999, among Parent, Purchaser, Kohlberg Associates,
             L.P., KABT Acquisition Company, L.P. and George T. Brophy......................................

       (d)   Not applicable.................................................................................

       (e)   Not applicable.................................................................................

       (f)   Not applicable.................................................................................